Condensed Consolidated Statements of (Loss) Earnings
(in millions of Canadian dollars except where noted)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2025	2024	2025	2024
Revenues (Note 3)	615	638	1,806	2,167
Fuel and purchased power (Note 4)	227	213	677	690
Carbon compliance costs (Note 4)	35	41	10	73
Gross margin	353	384	1,119	1,404
Operations, maintenance and administration (Note 4)	179	143	525	421
Depreciation and amortization	135	133	431	388
Asset impairment charges (Note 5)	27	20	55	26
Taxes, other than income taxes	12	10	36	27
Net other operating income	(11)	(13)	(37)	(37)
Operating income	11	91	109	579
Equity (loss) income	(1)	(1)	2	3
Fair value change in contingent consideration payable (Note 5)	3	—	37	—
Finance lease income	6	3	17	9
Interest income	7	4	18	19
Interest expense (Note 6)	(85)	(83)	(266)	(232)
Foreign exchange gain (loss)	3	(6)	(18)	(12)
Gain on sale of assets and other	3	1	2	4
(Loss) earnings before income taxes	(53)	9	(99)	370
Income tax expense (Note 7)	1	31	19	88
Net (loss) earnings	(54)	(22)	(118)	282
Net (loss) earnings attributable to:
Common shareholders	(49)	(23)	(102)	268
Non-controlling interests (Note 8)	(5)	1	(16)	14
	(54)	(22)	(118)	282

Net (loss) earnings attributable to TransAlta shareholders	(49)	(23)	(102)	268
Preferred share dividends (Note 18)	13	13	26	26
Net (loss) earnings attributable to common shareholders	(62)	(36)	(128)	242
Weighted average number of common shares outstanding in the period (millions)	297	296	297	303
Net (loss) earnings per share attributable to common shareholders, basic and diluted (Note 17)	(0.20)	(0.12)	(0.43)	0.80
See accompanying notes.

TransAlta Corporation	F1

Condensed Consolidated Statements of Comprehensive (Loss) Income
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2025	2024	2025	2024
Net (loss) earnings	(54)	(22)	(118)	282
Other comprehensive income (loss)
Net actuarial (losses) gains on defined benefit plans, net of tax(1)	—	(3)	2	8
Total items that will not be reclassified subsequently to net (loss) earnings	—	(3)	2	8
Gains (losses) on translating net assets of foreign operations, net of tax	8	(5)	(10)	9
(Losses) gains on financial instruments designated as hedges of foreign operations, net of tax(2)	(3)	6	11	(7)
Gains on derivatives designated as cash flow hedges, net of tax(3)	37	81	9	147
Reclassification of gains on derivatives designated as cash flow hedges to net (loss) earnings, net of tax(4)	(13)	(10)	(41)	—
Total items that will be reclassified subsequently to net (loss) earnings	29	72	(31)	149
Other comprehensive income (loss)	29	69	(29)	157
Total comprehensive (loss) income	(25)	47	(147)	439

Total comprehensive (loss) income attributable to:
TransAlta shareholders	(20)	46	(131)	425
Non-controlling interests (Note 8)	(5)	1	(16)	14
	(25)	47	(147)	439
(1)Net of income tax expense of nil million and $1 million for the three and nine months ended Sept. 30, 2025 (Sept. 30, 2024 — $1 million recovery and $2 million expense).
(2)Net of income tax recovery of $1 million and expense of $1 million for the three and nine months ended Sept. 30, 2025 (Sept. 30, 2024 — $1 million expense and $1 million recovery).
(3)Net of income tax expense of $8 million and $2 million for the three and nine months ended Sept. 30, 2025 (Sept. 30, 2024 — $22 million expense and $38 million expense).
(4)Net of reclassification of income tax recovery of nil and $10 million for the three and nine months ended Sept. 30, 2025 (Sept. 30, 2024 — $2 million recovery and $1 million expense).

See accompanying notes.

F2	TransAlta Corporation

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2025	Dec. 31, 2024

Current assets
Cash and cash equivalents	211	337
Restricted cash (Note 16)	70	69
Trade and other receivables (Note 9)	768	767
Prepaid expenses and other	66	68
Risk management assets (Note 11 and 12)	159	318
Inventory	139	134
Assets held for sale (Note 5 and 14)	45	80
	1,458	1,773
Non-current assets
Investments	144	159
Long-term portion of finance lease receivables	283	305
Risk management assets (Note 11 and 12)	38	93
Property, plant and equipment (Note 13)	5,748	6,020
Right-of-use assets	114	120
Intangible assets	254	281
Goodwill	517	517
Deferred income tax assets	47	52
Long-term financial assets (Note 10)	125	—
Other assets	164	179
Total assets	8,892	9,499

Current liabilities
Bank overdraft	—	1
Accounts payable, accrued liabilities and other current liabilities (Note 9)	637	756
Current portion of decommissioning and other provisions (Note 15)	110	83
Risk management liabilities (Note 11 and 12)	150	277
Dividends payable (Note 17 and 18)	19	49
Exchangeable securities	750	750
Contingent consideration payable (Note 5 and 14)	15	81
Current portion of credit facilities, long-term debt and lease liabilities (Note 16)	169	572
	1,850	2,569
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 16)	3,496	3,236
Decommissioning and other provisions (Note 15)	871	850
Deferred income tax liabilities	423	470
Risk management liabilities (Note 11 and 12)	441	305
Contract liabilities	26	24
Defined benefit obligation and other long-term liabilities	173	202
Total liabilities	7,280	7,656

Equity
Common shares (Note 17)	3,169	3,179
Preferred shares (Note 18)	942	942
Contributed surplus	40	42
Deficit	(2,629)	(2,458)
Accumulated other comprehensive income	12	41
Equity attributable to shareholders	1,534	1,746
Non-controlling interests (Note 8)	78	97
Total equity	1,612	1,843
Total liabilities and equity	8,892	9,499
Commitments and contingencies (Note 19)

See accompanying notes.

TransAlta Corporation	F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited 9 months ended Sept. 30, 2025	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2024	3,179	942	42	(2,458)	41	1,746	97	1,843
Net loss	—	—	—	(102)	—	(102)	(16)	(118)
Other comprehensive loss:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	1	1	—	1
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(32)	(32)	—	(32)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	2	2	—	2
Total comprehensive loss	—	—	—	(102)	(29)	(131)	(16)	(147)
Common share dividends (Note 17)	—	—	—	(39)	—	(39)	—	(39)
Preferred share dividends (Note 18)	—	—	—	(26)	—	(26)	—	(26)
Shares purchased under normal course issuer bid (NCIB) (Note 17)	(20)	—	—	(4)	—	(24)	—	(24)
Share-based payment plans and stock options exercised	10	—	(2)	—	—	8	—	8
Distributions declared to non-controlling interests (Note 8)	—	—	—	—	—	—	(3)	(3)
Balance, Sept. 30, 2025	3,169	942	40	(2,629)	12	1,534	78	1,612

9 months ended Sept. 30, 2024	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2023	3,285	942	41	(2,567)	(164)	1,537	127	1,664
Net earnings	—	—	—	268	—	268	14	282
Other comprehensive income:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	2	2	—	2
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	147	147	—	147
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	8	8	—	8
Total comprehensive income	—	—	—	268	157	425	14	439
Common share dividends (Note 17)	—	—	—	(35)	—	(35)	—	(35)
Preferred share dividends (Note 18)	—	—	—	(26)	—	(26)	—	(26)
Shares purchased under NCIB (Note 17)	(128)	—	—	14	—	(114)	—	(114)
Provision for repurchase of shares under Automatic Securities Purchase Plan (ASPP) (Note 17)	19	—	—	—	—	19	—	19
Share-based payment plans and stock options exercised	15	—	(7)	—	—	8	—	8
Distributions declared to non-controlling interests (Note 8)	—	—	—	—	—	—	(34)	(34)
Balance, Sept. 30, 2024	3,191	942	34	(2,346)	(7)	1,814	107	1,921
See accompanying notes.

F4	TransAlta Corporation

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2025	2024	2025	2024
Operating activities
Net (loss) earnings	(54)	(22)	(118)	282
Depreciation and amortization	135	133	431	388
Gain on sale of assets and other	(3)	—	(3)	(1)
Accretion of provisions (Note 6)	13	12	42	36
Decommissioning and restoration costs settled (Note 15)	(11)	(10)	(31)	(29)
Deferred income tax expense (recovery) (Note 7)	3	(32)	(38)	(35)
Unrealized loss (gain) from risk management activities	42	59	199	(60)
Unrealized foreign exchange (gain) loss	(5)	7	15	3
Provisions and contract liabilities	1	—	(33)	2
Asset impairment charges (Note 5)	27	20	55	26
Equity loss, net of distributions from investments	2	2	2	1
Other non-cash items	(3)	12	(12)	27
Cash flow from operations before changes in working capital	147	181	509	640
Change in non-cash operating working capital balances	104	48	(94)	(59)
Cash flow from operating activities	251	229	415	581
Investing activities
Additions to property, plant and equipment (Note 13)	(53)	(74)	(158)	(200)
Additions to intangible assets	(2)	(3)	(7)	(7)
Restricted cash (Note 16)	(20)	(23)	(1)	4
Loan advances	(1)	—	(5)	—
Acquisitions, net of cash acquired	—	—	(2)	—
Increase in Long-term financial assets (Note 10)	(21)	—	(128)	—
Investments	—	(1)	—	(1)
Proceeds on sale of property, plant and equipment	4	1	4	3
Realized loss on financial instruments	—	(1)	(2)	—
Decrease in finance lease receivable	8	5	23	15
Development expenditures	1	—	(3)	(4)
Other	2	4	2	22
Change in non-cash investing working capital balances	(19)	(1)	(25)	(30)
Cash flow used in investing activities	(101)	(93)	(302)	(198)
Financing activities
Net decrease in borrowings under credit facilities (Note 16)	(101)	(1)	(444)	(3)
Repayment of long-term debt (Note 16)	(28)	(22)	(118)	(87)
Issuance of long-term debt (Note 16)	—	—	450	—
Dividends paid on common shares (Note 17)	(19)	(19)	(55)	(54)
Dividends paid on preferred shares (Note 18)	(14)	(13)	(40)	(39)
Repurchase of common shares under NCIB (Note 17)	—	(24)	(24)	(114)
Proceeds on issuance of common shares (Note 17)	2	1	2	5
Distributions paid to subsidiaries' non-controlling interests (Note 8)	(1)	(10)	(3)	(34)
Decrease in lease liabilities	—	(1)	(1)	(3)
Financing fees and other	(3)	—	(7)	(1)
Change in non-cash financing working capital balances	—	1	(1)	(5)
Cash flow used in financing activities	(164)	(88)	(241)	(335)
Cash flow (used in) from operating, investing and financing activities	(14)	48	(128)	48
Effect of translation on foreign currency cash	3	2	2	5
(Decrease) increase in cash and cash equivalents	(11)	50	(126)	53
Cash and cash equivalents, beginning of period	222	351	337	348
Cash and cash equivalents, end of period	211	401	211	401
Cash taxes (received) paid	(14)	19	80	56
Cash interest paid	67	54	205	187
Cash interest received	6	3	16	16
See accompanying notes.

TransAlta Corporation	F5

Notes to the Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (TransAlta or the Company) was incorporated under the Canada Business Corporations Act in March 1985 and became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standard (IFRS) and International Accounting Standard (IAS) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company's most recent audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Company and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the Board) on Nov. 5, 2025.
C. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimates are made and that could significantly affect the amounts recognized in the unaudited interim condensed consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance.
During the nine months ended Sept. 30, 2025, revisions to the fair values of Assets held for sale and Contingent consideration payable were made based on new information obtained during the period. Refer to Note 5.
During the three months ended Sept. 30, 2025, for the purposes of the 2025 goodwill impairment review, the Company determined the recoverable amounts of Hydro, Wind and Solar, Gas and Energy Marketing segments by calculating the fair value less costs of disposal using

F6	TransAlta Corporation

discounted cash flow projections. The recoverable amounts are based on the Company's long-range forecasts for the periods extending to the last planned asset retirement in 2086. The resulting fair value measurements are categorized within Level III of the fair value hierarchy. No impairment of goodwill arose for any segment.
During three and nine months ended Sept. 30, 2025, there were no significant changes in estimates, however, significant estimation uncertainty and judgment is applied in determining the recoverable amount of the Hydro, Wind and Solar, Gas and Energy Marketing segments, due to the sensitivity of the significant assumptions to the future cash flows and the effect that changes in these assumptions would have on the recoverable amount.
Refer to Note 2(Q)(II) of the Company's 2024 audited annual consolidated financial statements for further details on the significant accounting judgments and key sources of estimation uncertainty.
2. Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2024.
A. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the International Accounting Standards Board (IASB). The following standards have been issued but are not yet in effect.
Amendments to IFRS 7 and IFRS 9 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar) contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions. The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026. The Company is currently evaluating the impacts to the financial statements and such impacts cannot be reasonably estimated at this time.

Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The IASB amended the requirements related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The Company is currently evaluating the impacts to the financial statements and such impacts cannot be reasonably estimated at this time.
IFRS 18 — Presentation and Disclosure in Financial Statements
On Apr. 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements and such impacts cannot be reasonably estimated at this time.
B. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net (loss) earnings.

TransAlta Corporation	F7

3. Revenue
Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental and tax attributes, and from asset optimization activities, which the Company disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended Sept. 30, 2025	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	15	40	134	4	—	(2)	191
Environmental and tax attributes(2)	—	18	(4)	—	—	—	14
Revenue from contracts with customers	15	58	130	4	—	(2)	205
Revenue from derivatives and other trading activities(3)	23	(76)	88	78	37	2	152
Revenue from merchant sales	47	15	102	76	—	—	240
Other(4)	10	2	6	—	—	—	18
Total revenue	95	(1)	326	158	37	—	615
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	6	(4)	4	—	—	6
Over time	15	52	134	—	—	(2)	199
Total revenue from contracts with customers	15	58	130	4	—	(2)	205
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F8	TransAlta Corporation

3 months ended Sept. 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Total
Revenues from contracts with customers
Power and other	7	38	116	4	—	165
Environmental and tax attributes(1)	8	13	—	—	—	21
Revenue from contracts with customers	15	51	116	4	—	186
Revenue from derivatives and other trading activities(2)	5	(73)	61	81	55	129
Revenue from merchant sales	83	17	132	80	—	312
Other(3)	2	4	5	—	—	11
Total revenue	105	(1)	314	165	55	638
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	8	13	—	3	—	24
Over time	7	38	116	1	—	162
Total revenue from contracts with customers	15	51	116	4	—	186
(1)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(2)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(3)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F9

9 months ended Sept. 30, 2025	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	33	184	494	9	9	—	729
Environmental and tax attributes(2)	70	83	7	—	—	(68)	92
Revenue from contracts with customers	103	267	501	9	9	(68)	821
Revenue from derivatives and other trading activities(3)	29	(171)	124	197	93	2	274
Revenue from merchant sales	163	48	282	178	—	—	671
Other(4)	15	11	13	1	—	—	40
Total revenue	310	155	920	385	102	(66)	1,806
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	70	38	7	9	—	(68)	56
Over time	33	229	494	—	9	—	765
Total revenue from contracts with customers	103	267	501	9	9	(68)	821
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F10	TransAlta Corporation

9 months ended Sept. 30, 2024	Hydro	Wind & Solar	Gas	Energy Transition	Energy Marketing	Corporate(1)	Total
Revenues from contracts with customers
Power and other	23	168	353	10	—	—	554
Environmental and tax attributes(2)	61	61	—	—	—	(34)	88
Revenue from contracts with customers	84	229	353	10	—	(34)	642
Revenue from derivatives and other trading activities(3)	15	(53)	218	226	154	—	560
Revenue from merchant sales	210	52	441	225	—	—	928
Other(4)	7	11	19	—	—	—	37
Total revenue	316	239	1,031	461	154	(34)	2,167
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	61	61	—	9	—	(34)	97
Over time	23	168	353	1	—	—	545
Total revenue from contracts with customers	84	229	353	10	—	(34)	642
(1)The elimination of intercompany sales is reflected in the Corporate segment.
(2)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(3)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(4)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F11

4. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration (OM&A)
Fuel and purchased power and OM&A expenses classified by nature are as follows:

	3 months ended Sept. 30				9 months ended Sept. 30
	2025		2024		2025		2024
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	91	—	81	—	321	—	264	—
Coal fuel costs	42	—	41	—	96	—	78	—
Royalty, land lease, other direct costs	6	—	5	—	22	—	23	—
Purchased power	88	—	86	—	238	—	325	—
Salaries and benefits	—	81	—	67	—	234	—	201
Other operating expenses	—	98	—	76	—	291	—	220
Total	227	179	213	143	677	525	690	421
OM&A
OM&A expenses for the three and nine months ended Sept. 30, 2025 were $179 million and $525 million, respectively (Sept. 30, 2024 — $143 million and $421 million) and included costs to support strategic and growth initiatives, expenses related to operations of the Heartland Generation (Heartland) facilities and associated corporate costs and spending related to the planning, design and implementation of an upgrade to the Company's enterprise resource planning (ERP) system.
Carbon Compliance
As at Sept. 30, 2025, the Company holds 443,067 emission credits in inventory that were purchased externally with a recorded book value of $21 million (Dec. 31, 2024 — 460,585 emission credits with a recorded book value of $18 million). The Company also has 1,555,309 (Dec. 31, 2024 — 2,109,491) of internally generated eligible emission credits from the Company's Wind and Solar and Hydro segments which have no recorded book value.
During the nine months ended Sept. 30, 2025, the Company utilized 1,498,447 emission credits (Sept. 30, 2024 — 978,894 emissions credits) with a carrying value of $17 million (Sept. 30, 2024 — $22 million), to settle a portion of the 2024 carbon compliance obligation (Sept. 30, 2024 — 2023 carbon compliance obligation). During the nine months ended Sept. 30, 2025, $103 million was recognized as a reduction in the Company's carbon compliance costs (Sept. 30, 2024 — $42 million).
Emission credits can be sold externally or can be used to offset future emission obligations from our gas facilities located in Alberta, where the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance in the year of settlement. The compliance price of carbon for the 2024 obligation was $80 per tonne rising to $95 per tonne in 2025.

F12	TransAlta Corporation

5. Asset Impairment Charges
The Company recognized the following asset impairment charges (reversals):

	3 months ended Sept. 30		9 months ended Sept. 30
	2025	2024	2025		2024
Impairment charge, net of impairment reversals related to the Wind and Solar facilities	20	—	20		—
Changes in decommissioning and restoration provisions on retired assets(1)	4	17	22		14
Project development costs(2)	—	3	7		12
Impairment reversal related to the Energy Transition Equipment	—	—	(31)		—
Impairment charge related to the Required Divestitures	3	—	37	—	—
Asset impairment charges	27	20	55		26
(1)During the three and nine months ended Sept. 30, 2025 and 2024, the Company recorded asset impairment charges driven by changes in discount rates.
(2)During the nine months ended Sept. 30, 2025 and Sept. 30, 2024, the Company recognized an impairment charge in the Corporate segment related to projects that are no longer proceeding.

Wind and Solar Facilities
During the three and nine months ended Sept. 30, 2025, internal valuations indicated the carrying values of four wind facilities exceeded their fair value less costs of disposal primarily due to updated production profiles and lower power price assumptions, which unfavourably impacted estimated future cash flows and resulted in an impairment charge of $37 million. The recoverable amount of $363 million for these four facilities was estimated based on fair value less costs of disposal using a discounted cash flow model and was categorized as a Level III fair value measurement. The discount rates used in the fair value measurements were in the range of 5.53 to 7.24 per cent.
During the three and nine months ended Sept. 30, 2025, the Company recognized impairment reversals for one wind facility and one solar facility, which had been previously impaired. The impairment reversals of $17 million were primarily due to changes in power price assumptions which favourably impacted estimated future cash flows. The recoverable amount of $233 million for these two facilities was estimated based on fair value less costs of disposal using a discounted cash flow model and was categorized as a Level III fair value measurement. The discount rates used in the fair value measurements were in the range of 6.10 to 7.24 per cent.
Energy Transition Equipment Sale
On March 20, 2025, the Company entered into an
agreement to sell generation equipment that had previously been impaired in the Energy Transition segment with closing of the sale expected during the fourth quarter of 2025. During the nine months ended Sept. 30, 2025, the Company recorded an asset impairment reversal of $31 million, for a previously recognized impairment loss and transferred the respective generation equipment and associated decommissioning liabilities to Assets held for sale and Liabilities held for sale.
Required Divestitures
To meet the requirements of the federal Competition Bureau related to the acquisition of Heartland, the Company entered into a consent agreement with the Commissioner of Competition, pursuant to which the Company agreed to divest Heartland's Poplar Hill and Rainbow Lake facilities (the Required Divestitures) following closing of the acquisition on Dec. 4, 2024.
During the nine months ended Sept. 30, 2025, the Company recognized an impairment loss in the amount of $37 million related to the Required Divestitures held for sale in the Gas segment based on updated expectations of the fair value less costs to sell. A corresponding reduction in the contingent consideration payable was also recognized. The contingent consideration payable as at Sept. 30, 2025 of $15 million (Dec. 31, 2024 — $81 million) was determined based on expected sale proceeds and net cash flows from operations pertaining to the Required Divestitures up until the date of sale.

TransAlta Corporation	F13

6. Interest Expense
The components of interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2025	2024	2025	2024
Interest on debt	53	49	156	148
Interest on exchangeable debentures(1)	6	7	18	22
Interest on exchangeable preferred shares(2)	7	7	21	21
Capitalized interest (Note 13)	—	—	—	(16)
Interest on lease liabilities	1	2	8	7
Credit facility fees, bank charges and other interest	5	6	21	14
Accretion of provisions (Note 15)	13	12	42	36
Interest expense	85	83	266	232
(1)On May 1, 2019, Brookfield invested $350 million in exchange for seven per cent unsecured subordinated debentures due May 1, 2039.
(2)On Oct. 30, 2020, Brookfield invested $400 million in the Company in exchange for redeemable, retractable first preferred shares (Series I). The Series I Preferred Shares are accounted for as current debt and the exchangeable preferred share dividends are reported as interest expense. On Oct. 22, 2025, the Company declared a dividend of $7 million in aggregate on the Series I Preferred Shares at the fixed rate of 1.764 per cent, per share, payable on Dec. 1, 2025.

7. Income Taxes
The components of income tax expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2025	2024	2025	2024
Current income tax (recovery) expense	(2)	63	57	123
Deferred income tax (recovery) expense related to the origination and reversal of temporary differences	(15)	(28)	(77)	(9)
Write-down (reversal) of unrecognized deferred income tax assets(1)	18	(4)	39	(26)
Income tax expense	1	31	19	88

Current income tax (recovery) expense	(2)	63	57	123
Deferred income tax expense (recovery)	3	(32)	(38)	(35)
Income tax expense	1	31	19	88
(1)During the three and nine months ended Sept. 30, 2025, the Company recorded a $18 million and $39 million write-down of deferred tax assets, respectively (Sept. 30, 2024 — $4 million and $26 million reversal of write-down, respectively). The deferred income tax assets primarily pertain to the tax benefits arising from tax losses incurred by the Company's directly owned U.S. operations, as well as other deductible differences.

F14	TransAlta Corporation

8. Non-Controlling Interests
The Company’s subsidiaries and operations that have non-controlling interests are as follows:

Subsidiary/Operation	Non-controlling interest owner	NCI as at Sept. 30, 2025	NCI as at Dec. 31, 2024	NCI as at Sept. 30, 2024
TransAlta Cogeneration LP	Canadian Power Holdings Inc.	49.99%	49.99%	49.99%
Kent Hills Wind LP	Natural Forces Technologies Inc.	17.00%	17.00%	17.00%
TransAlta Cogeneration, LP (TA Cogen) operates a portfolio of cogeneration facilities in Canada and owns 50 per cent of Sheerness, a natural-gas-fired generating facility.
Kent Hills Wind LP, a subsidiary, owns and operates the 167 MW Kent Hills (1, 2 and 3) wind facilities located in New Brunswick.

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2025	2024	2025	2024
Net (loss) earnings attributable to non-controlling interests
TransAlta Cogeneration L.P.	(3)	2	(16)	14
Kent Hills Wind LP	(2)	(1)	—	—
	(5)	1	(16)	14

Total comprehensive (loss) income attributable to non-controlling interests
TransAlta Cogeneration L.P.	(3)	2	(16)	14
Kent Hills Wind LP	(2)	(1)	—	—
	(5)	1	(16)	14

Distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	1	10	3	34
Kent Hills Wind LP	—	—	—	—
	1	10	3	34

As at	Sept. 30, 2025	Dec. 31, 2024
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	(27)	(46)
Kent Hills Wind LP	(51)	(51)
	(78)	(97)

TransAlta Corporation	F15

9. Trade and Other Receivables and Accounts Payable, Accrued Liabilities and Other Current Liabilities

	Sept. 30, 2025	Dec. 31, 2024
Trade accounts receivable	601	570
Collateral provided (Note 12)	88	124
Current portion of finance lease receivables	30	30
Current portion of loan receivable	—	1
Income taxes receivable	49	42
Trade and other receivables	768	767

	Sept. 30, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	568	694
Income taxes payable	10	23
Interest payable	21	17
Current portion of contract liabilities	31	12
Liabilities held for sale (Note 14)	7	1
Collateral held (Note 12)	—	9
Accounts payable, accrued liabilities and other current liabilities	637	756
10. Long-Term Financial Assets
Nova Clean Energy, LLC
During the nine months ended Sept. 30, 2025, the Company made available a US$75 million term loan and a US$100 million revolving facility to Nova Clean Energy, LLC (Nova), a developer of renewable energy projects. As at Sept. 30, 2025, US$26 million and US$64 million have been drawn from the term loan and revolving facility, respectively. These facilities are classified as financial assets measured at Fair Value Through Profit and Loss (FVTPL). The outstanding principal under the term loan and the revolving facility bear interest of seven per cent per annum with interest paid quarterly. The terms of the term loan and the revolving facility are six and five years, respectively, unless accelerated. The term loan is convertible to equity at any time at the option of the Company and any remaining unused term loan commitments at the time of conversion would be terminated. The term loan and revolving facility are subject to customary financing conditions and covenants that may restrict Nova's ability to access funds. This investment in Nova provides the Company with the exclusive right to purchase Nova's late-stage development projects in the western U.S.

F16	TransAlta Corporation

11. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.
B. Fair Value of Financial Instruments
I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy used by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
a. Level I
Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.
The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.
In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III
Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Other than the long-term financial assets discussed in Section IV below, there were no changes in the Company's valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period. Refer to Note 14 of the 2024 audited annual consolidated financial statements for further details.
II. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at Sept. 30, 2025, are as follows: Level I — $5 million net asset (Dec. 31, 2024 — $12 million net liability), Level II — $32 million net liability (Dec. 31, 2024 — $2 million net liability) and Level III — $375 million net liability (Dec. 31, 2024 — $153 million net liability).
Significant changes in commodity net risk management assets (liabilities) during the nine months ended Sept. 30, 2025, are primarily attributable to volatility in market prices across multiple markets on both existing contracts and new contracts and contract settlements.

TransAlta Corporation	F17

The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the nine months ended Sept. 30, 2025 and 2024, respectively:

	9 months ended Sept. 30, 2025			9 months ended Sept. 30, 2024
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	—	(153)	(153)	—	(147)	(147)
Changes attributable to:
Market price changes on existing contracts	—	(184)	(184)	—	(21)	(21)
Market price changes on new contracts	—	4	4	—	8	8
Contracts settled	—	(46)	(46)	—	24	24
Change in foreign exchange rates	—	4	4	—	(6)	(6)
Net risk management liabilities at end of period	—	(375)	(375)	—	(142)	(142)
Additional Level III information:
Total losses included in earnings before income taxes	—	(176)	(176)	—	(19)	(19)
Unrealized (losses) gains included in earnings before income taxes relating to net liabilities held at period end	—	(222)	(222)	—	5	5

As at Sept. 30, 2025, the total Level III risk management asset balance was $56 million (Dec. 31, 2024 – $110 million) and the Level III risk management liability balance was $431 million (Dec. 31, 2024 – $263 million). The net risk management liabilities increased mainly due to unfavourable market price changes and settled contracts.
The information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities are outlined in the following table.
These include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.
Included in the Level III classification are several long-term wind energy sales agreements, including contracts for differences and virtual power purchase agreements, that are recognized as derivatives for accounting purposes. The sensitivity reflects the potential impacts on the fair value of these long-term wind agreements. These long-term wind energy sales are backed by physical assets to effectively reduce our market risk.

F18	TransAlta Corporation

As at	Sept. 30, 2025
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$4 or increase of US$17	+26	/ -44
		Wind discounts	0% decrease or 5% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $32 or increase of $10	+68	/ -20
		Wind discounts	5% decrease or 5% increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$11 or increase of US$3	+78	/ -48
		Wind discounts	2% decrease or 5% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that could arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits.

As at	Dec. 31, 2024
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$12 or increase of US$8	+42	/ -30
		Wind discounts	0% decrease or 6% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $57 or increase of $10	+53	/ -17
		Wind discounts	15% decrease or 5% increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$4 or increase of US$3	+84	/ -77
		Wind discounts	2% decrease or 2% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that would arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits.

TransAlta Corporation	F19

a. Long-Term Wind Energy Sale – Eastern U.S.
The Company is party to a long-term contract for differences (CFD) for the offtake of 100 per cent of the generation from its 90 MW Big Level wind facility. The CFD, together with the sale of electricity generated into the PJM Interconnection at the prevailing real-time energy market price, achieve the fixed contract price per MWh on proxy generation. Under the CFD, if the market price is lower than the fixed contract price, the customer pays the Company the difference and if the market price is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The contract expires in December 2034. The contract is accounted for as a derivative with changes in fair value presented in revenue.
b. Long-Term Wind Energy Sale – Canada
In Alberta, the Company is party to two Virtual Power Purchase Agreements (VPPAs) for the offtake of 100 per cent of the generation from its 130 MW Garden Plain wind facility. The VPPAs, together with the sale of electricity generated into the Alberta power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPAs, if the pool price is lower than the fixed contract price, the customers pay the Company the difference and if the pool price is higher than the fixed contract price, the Company refunds the difference to the customers. Customers are also entitled to the physical delivery of environmental attributes. Both VPPAs commenced on commercial operation of the facility in August 2023 and extend until the third quarter of 2041 and the third quarter of 2035, respectively.
The energy components of these contracts are accounted for as derivatives, with changes in fair value presented in revenue.
c. Long-Term Wind Energy Sale – Central U.S.
The Company is party to two long-term VPPAs for the offtake of 100 per cent of the generation from its 302 MW White Rock East and White Rock West wind power facilities. The VPPAs, together with the sale of electricity generated into the U.S. Southwest Power Pool (SPP) market at the relevant price nodes, achieve the fixed contract prices per MWh. Under the VPPAs, if the SPP pricing is lower than the fixed contract price the customer pays the Company the difference, and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPAs commenced on commercial operation of the facilities in the second quarter of 2024 and extend until the second quarter of 2039 and the fourth quarter of 2038, respectively.
The Company is also party to a VPPA for the offtake of 100 per cent of the generation from its 202 MW Horizon Hill wind power facility. The VPPA, together with the sale of electricity generated into the SPP market at the relevant price node, achieve the fixed contract price per MWh. Under the VPPA, if the SPP pricing is lower than the fixed contract price, the customer pays the Company the difference and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPA commenced on commercial operation of the facility in the second quarter of 2024 and extends until the second quarter of 2044.
The energy components of these contracts are accounted for as derivatives, with changes in fair value presented in revenue.
III. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used to manage exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $8 million as at Sept. 30, 2025 (Dec. 31, 2024 — $4 million net liability) are classified as Level II fair value measurements.

F20	TransAlta Corporation

IV. Other Financial Assets and Liabilities

	Fair value(1)			Total carrying value(1)
	Level II	Level III	Total
Exchangeable securities — Sept. 30, 2025	752	—	752	750
Long-term debt — Sept. 30, 2025	3,358	—	3,358	3,517
Long-term financial assets — Sept. 30, 2025(2)	—	125	125	125
Loan receivable — Sept. 30, 2025(3)	29	—	29	29
Exchangeable securities — Dec. 31, 2024	739	—	739	750
Long-term debt — Dec. 31, 2024	3,447	—	3,447	3,657
Loan receivable — Dec. 31, 2024(3)	25	—	25	25
(1)Includes current portion.
(2)Refer to Note 10 for further details.
(3)Included within Other assets.
During the nine months ended Sept. 30, 2025, the Company made available a US$75 million term loan, which is convertible to equity at any time, and a US$100 million revolving facility (collectively, the Nova facilities) to Nova. Refer to Note 10 for more details. The Nova facilities are classified as financial assets measured at FVTPL. The fair value of the Nova facilities are categorized as Level III in the fair value hierarchy as their fair value is determined using a binomial model with multiple inputs such as volatility and share price for which observable market data is not available. The Nova facilities are valued at the exchange amount, which represents the amounts drawn. There have been no material movements in the fair value to the end of the reporting period.
The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, bank overdraft, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the long-term financial assets and finance lease receivables approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.

TransAlta Corporation	F21

C. Inception Gains and Losses
The majority of derivatives traded by the Company are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 11 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net (loss) earnings only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the condensed consolidated statements of financial position in risk management assets or liabilities and is recognized in net (loss) earnings over the term of the related contract. Effective Jan. 1, 2025, the difference is calibrated at initial recognition and no inception gains or losses are recognized.
The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net (loss) earnings and a reconciliation of changes is as follows:

9 months ended Sept. 30	2025	2024
Unamortized net gain at beginning of period	11	3
New inception gains	—	18
Change resulting from amended contract	—	2
Change in foreign exchange rates	1	(1)
Amortization recorded in net (loss) earnings during the period	(25)	(13)
Unamortized net (loss) gain at end of period	(13)	9

F22	TransAlta Corporation

12. Risk Management Activities
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The
Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and risk tolerance. Refer to Note 15 of the 2024 audited annual consolidated financial statements for further details of the Company's risk management activities.
B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at Sept. 30, 2025
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	10	(3)	7
Long-term	—	(409)	(409)
Net commodity risk management liabilities	10	(412)	(402)
Other
Current	—	2	2
Long-term	—	6	6
Net other risk management assets	—	8	8
Total net risk management assets (liabilities)	10	(404)	(394)

As at Dec. 31, 2024
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	45	8	53
Long-term	—	(220)	(220)
Net commodity risk management assets (liabilities)	45	(212)	(167)
Other
Current	—	(12)	(12)
Long-term	—	8	8
Net other risk management liabilities	—	(4)	(4)
Total net risk management assets (liabilities)	45	(216)	(171)

TransAlta Corporation	F23

C. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
i. Commodity Price Risk – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
A value at risk (VaR) measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net (loss) earnings in the period that the price changes occur. VaR at Sept. 30, 2025, associated with the Company’s proprietary trading activities was $1 million (Dec. 31, 2024 — $3 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Company’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios and approval of asset transactions that could add potential volatility to the Company’s reported net (loss) earnings.
VaR at Sept. 30, 2025, associated with the Company’s commodity derivative instruments used in generation hedging activities was $2 million (Dec. 31, 2024 — $8 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net (loss) earnings in the period in which the price change occurs. VaR at Sept. 30, 2025, associated with these transactions was $8 million (Dec. 31, 2024 — $13 million). For the market risk related to long-term power sale and long-term wind energy sales contracts, refer to the Level III measurements table and the related unobservable inputs and sensitivities in Note 11(B)(II).
II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties.

The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Sept. 30, 2025:

	Investment grade (per cent)	Non-investment grade (per cent)	Total (per cent)	Total amount
Trade and other receivables(1)	85	15	100	768
Long-term finance lease receivable	100	—	100	283
Risk management assets(1)	61	39	100	197
Long-term financial assets(2)	—	100	100	125
Loans receivable(3)	—	100	100	29
Total				1,402
(1)Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)Included within long-term financial assets with counterparties that have no external credit rating. Refer to Note 10 for further details.
(3)Includes $29 million loans receivable included within other assets with counterparties that have no external credit rating.

F24	TransAlta Corporation

The Company did not have material expected credit losses as at Sept. 30, 2025. The Company’s maximum exposure to credit risk at Sept. 30, 2025, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables, risk management assets, loans receivable and long-term financial assets as per the condensed consolidated statements of financial position. Letters of credit, cash, and first priority liens on assets are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at Sept. 30, 2025, was $50 million (Dec. 31, 2024 — $77 million).
III. Liquidity Risk
The Company has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt repayment is scheduled for the fourth quarter of 2029. Our highly diversified asset portfolio, by both fuel type and operating region, and our long-term contracted asset base provide stability in our cash flows.
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes.
A maturity analysis of the Company's financial liabilities is as follows:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Accounts payable, accrued liabilities and other current liabilities	637	—	—	—	—	—	637
Credit facilities and long-term debt(1)	46	169	329	164	909	1,936	3,553
Exchangeable securities(2)	—	—	—	—	—	750	750
Commodity risk management (assets) liabilities(3)	(17)	6	13	18	19	363	402
Other risk management assets(3)	(1)	(1)	—	1	—	(7)	(8)
Lease liabilities	2	5	5	5	5	126	148
Interest on credit facilities, long-term debt and lease liabilities(4)	56	205	197	178	161	704	1,501
Interest on exchangeable securities(2)(4)	14	53	53	52	12	—	184
Dividends payable	19	—	—	—	—	—	19
Total	756	437	597	418	1,106	3,872	7,186
(1)Excludes impact of hedge accounting and derivatives.
(2)The exchangeable debentures are due May 1, 2039 and the exchangeable preferred shares are perpetual. However, a cash payment could occur after Dec. 31, 2028, at the Company's option, if the exchangeable securities are not exchanged by Brookfield Renewable Partners or its affiliates (collectively, Brookfield). At Brookfield's option, the exchangeable securities are currently exchangeable into an equity ownership interest in TransAlta’s Alberta hydro assets.
(3)Negative amount represents a receivable position or cash inflow.
(4)Not recognized as a financial liability on the condensed consolidated statements of financial position and excludes the impact of interest rate swaps.

TransAlta Corporation	F25

D. Collateral
I. Financial Assets Provided as Collateral
At Sept. 30, 2025, the Company provided $88 million (Dec. 31, 2024 — $124 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included within trade and other receivables in the condensed consolidated statements of financial position. At Sept. 30, 2025, the Company provided $20 million (Dec. 31, 2024 — $21 million) in surety bonds as security for commodity trading activities.
II. Financial Assets Held as Collateral
At Sept. 30, 2025, the Company held $305 thousand (Dec. 31, 2024 — $9 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the condensed consolidated statements of financial position.
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
At Sept. 30, 2025, the Company had posted collateral of $338 million (Dec. 31, 2024 — $424 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $108 million (Dec. 31, 2024 — $128 million) of collateral to its counterparties.
13. Property, Plant and Equipment
During the three and nine months ended Sept. 30, 2025, the Company had additions to property, plant, and equipment (PP&E) of $53 million and $158 million, respectively, mainly related to major maintenance for our Canadian facilities in the Gas segment due to timing of spend, the addition of maintenance for the gas facilities acquired from Heartland and spend to support dam safety at Hydro facilities in Alberta. Additions also included a network upgrade project in Australia and major maintenance in the Wind and Solar segment.
During the three and nine months ended Sept. 30, 2024, the Company had additions to PP&E of $74 million and
$200 million, respectively, mainly related to assets under construction for the White Rock and the Horizon Hill wind projects, which were commissioned in the first and second quarters of 2024, and planned major maintenance.
During the three and nine months ended Sept. 30, 2025, the Company did not capitalize any interest to PP&E. During the three and nine months ended Sept. 30, 2024, the Company capitalized interest of nil and $16 million, respectively, to PP&E at a weighted average rate of 6.5 per cent.

F26	TransAlta Corporation

14. Assets and Liabilities Held for Sale
On Aug. 1, 2025, the Company completed the sale of its 100 per cent interest in the 48 MW Poplar Hill facility and the assets and liabilities were removed from Assets and Liabilities Held for Sale.
Subsequent to quarter end, on Oct. 2, 2025, the Company completed the sale of its 50 per cent interest in the 97 MW Rainbow Lake facility.
Both divestitures were required by the consent agreement entered into with the federal Competition Bureau as part of its regulatory approval for the Company's acquisition of Heartland. Energy Capital Partners is entitled to receive the proceeds from the sale of both facilities, net of certain adjustments, following completion of the divestitures.
15. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2024	848	85	933
Liabilities incurred	—	18	18
Liabilities settled	(31)	(16)	(47)
Accretion (Note 6)	40	2	42
Transfer to liabilities held for sale	(6)	—	(6)
Revisions in estimated cash flows	(10)	7	(3)
Revisions in discount rates	53	1	54
Change in foreign exchange rates	(10)	—	(10)
Balance, Sept. 30, 2025	884	97	981

Included in the condensed consolidated statements of financial position as:
As at	Sept. 30, 2025	Dec. 31, 2024
Current portion	110	83
Non-current portion	871	850
Total decommissioning and other provisions	981	933

A. Decommissioning and Restoration
During the nine months ended Sept. 30, 2025, revisions in discount rates increased the decommissioning and restoration provision by $53 million due to lower discount rates, largely driven by decreases in long-term market benchmark rates. On average, discount rates decreased compared to 2024, with rates ranging from 4.6 to 7.6 per cent as at Sept. 30, 2025. This has resulted in a corresponding increase in PP&E of $31 million on operating assets and the recognition of $22 million of impairment charges in net (loss) earnings related to retired assets.
During the nine months ended Sept. 30, 2025, the decommissioning and restoration provision decreased by $10 million primarily due to revisions in estimated cash flows for certain Hydro assets. Operating assets included in PP&E decreased by $10 million with no impact on retired assets.
B. Other Provisions
Other provisions include provisions arising from ongoing business activities, amounts related to commercial disputes between the Company and customers or suppliers and onerous contract provisions. Information about the expected timing of settlement and uncertainties that could impact the amount or timing of settlement has not been provided as this may impact the Company’s ability to settle the provisions in the most favourable manner.

TransAlta Corporation	F27

16. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding
The Company's credit facilities are summarized in the table below:

As at Sept. 30, 2025		Utilized
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility	1,900	392	102	1,406	Q2 2029
Bilateral credit facilities	240	152	—	88	Q2 2027
Heartland credit facilities	256	8	204	44	Q4 2027
Heartland EDC letter of credit facility	30	14	—	16	Q4 2025
Total committed	2,426	566	306	1,554
Non-committed
Demand facilities	400	212	—	188	N/A
Total Non-committed	400	212	—	188
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities. At Sept. 30, 2025, TransAlta had provided cash collateral of $93 million.
During the third quarter of 2025, the size of the Syndicated credit facility was reduced from $1.95 billion to $1.9 billion and the maturity was extended by one year to June 30, 2029.
During the third quarter of 2025, the maturity of the Bilateral credit facilities in the aggregate amount of $240 million was extended by one year to June 30, 2027.
Credit facilities are the primary source of short-term liquidity after internally generated cash flow. The Company is in compliance with the terms of its credit facilities and all undrawn amounts are fully available.

Letters of credit in the amount of $212 million were issued from non-committed demand facilities which are fully backstopped, thereby reducing the available capacity on the committed credit facilities. In addition to the net $1.3 billion of committed capacity available under the credit facilities, the Company had $211 million of available cash and cash equivalents as at Sept. 30, 2025.
TransAlta's debt has terms and conditions, including financial covenants, that are considered ordinary and customary. As at Sept. 30, 2025, the Company was in compliance with all of its debt covenants.

F28	TransAlta Corporation

B. Senior Notes Offering
On March 24, 2025, the Company issued $450 million of senior notes with a fixed annual coupon of 5.625 per cent, maturing on March 24, 2032. The notes are unsecured and rank equally in right of payment with all existing and future senior indebtedness and senior in right of payment to all future subordinated indebtedness. Interest payments on the notes are made semi-annually, on March 24 and Sept. 24, with the first payment having been made on Sept. 24, 2025.
C. Term Loan Facility Early Repayment
On March 25, 2025, the Company repaid its $400 million variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025, with the proceeds received from the $450 million senior notes offering.
D. Heartland Credit Facilities
As part of the Heartland acquisition on Dec. 4, 2024, the Company assumed a term facility and revolving facility with a syndicate of banks. As at Sept. 30, 2025 the drawn term facility was $204 million. Scheduled repayments totalling $20 million made under the term facility during the nine months ended Sept. 30, 2025 have resulted in a corresponding reduction in the borrowing capacity of the facility.
E. Restrictions Related to Non-Recourse Debt and Other Debt
The Melancthon Wolfe Wind LP, Pingston Power Inc., TAPC Holdings LP, New Richmond Wind LP, Kent Hills Wind LP, TEC Hedland Pty Ltd. and Windrise Wind LP non-recourse bonds, the TransAlta OCP LP bond, and Heartland credit facilities, with a total carrying value of $1.7 billion as at Sept. 30, 2025 (Dec. 31, 2024 — $1.8 billion), are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds can be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the third quarter of 2025, with the exception of Windrise Wind LP. The funds in the entities will remain there until the next debt service coverage ratio can be performed in the fourth quarter of 2025. At Sept. 30, 2025, $70 million (Dec. 31, 2024 — $117 million) of cash was subject to these financial restrictions.
At Sept. 30, 2025, $6 million (AU$6 million) of funds held by TEC Hedland Pty Ltd. cannot be accessed by other corporate entities, as the funds must be solely used by the project entities, for the purpose of paying major maintenance costs.
Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
F. Restricted Cash
As at Sept. 30, 2025, the Company had $17 millon (Dec. 31, 2024 — $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account in the third and fourth quarters of the year to fund scheduled future debt repayments. As at Sept. 30, 2025, the Company also had $52 million (Dec. 31, 2024 — $52 million) of restricted cash related to the TEC Hedland Pty Ltd bond. These cash reserves are required to be held under commercial arrangements and for debt service, which may be replaced by letters of credit in the future. Finally, the Company also had $1 million (Dec. 31, 2024 — nil) of restricted cash related to deposits received for assets held for sale.
G. Currency Impacts
The weakening of the U.S. dollar has decreased the U.S. dollar denominated long-term debt balances, mainly the senior notes and tax equity financings, by $33 million as at Sept. 30, 2025 (Sept. 30, 2024 — increased $20 million due to the strengthening of the U.S. dollar). Almost all of the U.S. dollar denominated debt is hedged either through financial contracts or net investments in U.S. operations.
Additionally, the strengthening of the Australian dollar has increased the Australian dollar-denominated non-recourse senior secured notes balance by approximately $11 million as at Sept. 30, 2025 (Sept. 30, 2024 — increased $16 million due to strengthening of the Australian dollar). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive (loss) income.

TransAlta Corporation	F29

17. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

9 months ended Sept. 30	2025		2024
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	297.5	3,179	306.9	3,285
Reversal of provision for repurchase of common shares under Automatic Securities Purchase Plan	—	—	1.7	19
Purchased and cancelled under the NCIB(1)(2)	(1.9)	(20)	(11.8)	(128)
Share-based payment plans	0.8	7	0.8	9
Stock options exercised	0.3	3	0.9	6
Issued and outstanding, end of period	296.7	3,169	298.5	3,191
(1)The nine months ended Sept. 30, 2025 includes nil tax on share buybacks (Sept. 30, 2024 — $2 million) on the fair value of the shares repurchased.
(2)Shares purchased by the Company under the NCIB (as defined below) are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.
B. Normal Course Issuer Bid (NCIB) Program
The effects of the Company's purchase and cancellation of common shares during the period are as follows:

9 months ended Sept. 30	2025	2024
Total shares purchased(1)	1,932,800	11,814,700
Average purchase price per share	12.42	9.65
Total cost ($ millions)	24	114
Book value of shares cancelled	20	128
Amount recorded in deficit	(4)	14
(1)The nine months ended Sept. 30, 2025 includes nil tax on share buybacks (Sept. 30, 2024 — $2 million) on the fair value of the shares repurchased.
On May 27, 2025, the Company announced that it had received approval from the Toronto Stock Exchange to repurchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2025 and terminates on the earlier of May 30, 2026 or such earlier date on which the maximum number of Common Shares are purchased under the NCIB or the NCIB is terminated at the Company’s election. Any common shares purchased under the NCIB will be cancelled.
C. Dividends
On Oct. 22, 2025, the Company declared a quarterly dividend of $0.065 per common share, payable on Jan. 1, 2026. There have been no other transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.

F30	TransAlta Corporation

18. Preferred Shares
Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

	Sept. 30, 2025		Dec. 31, 2024
Series(1)	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	9.6	235
Series B	2.4	58	2.4	58
Series C	10.0	243	10.0	243
Series D	1.0	26	1.0	26
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942
(1)The Series I Preferred Shares are accounted for as long-term debt.
On Oct. 22, 2025, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.29560 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.36302 per share on the Series D preferred shares, $0.43088 per share on the Series E preferred shares and $0.42331 per share on the Series G preferred shares, payable on Dec. 31, 2025.
19. Commitments and Contingencies
While the Company has not incurred any additional material contractual commitments in the nine months ended Sept. 30, 2025, either directly or through its interests in joint operations and joint ventures, there were reductions to the expected future payments under the Company's long-term service agreements in the nine months ended Sept. 30, 2025.
Total revised approximate future payments under the long-term service agreements are as follows:

	2025	2026	2027	2028	2029	2030 and thereafter	Total
Long-term service agreements	12	51	44	29	17	118	271
Refer to the commitments disclosed in Note 37 of the 2024 audited annual consolidated financial statements.
Commitments
Natural Gas, Transportation and Other Contracts
The Company has natural gas transportation contracts, for a total of up to 400 terajoules (TJ) per day on a firm basis, related to the Sundance and Keephills facilities, ending in 2036 to 2038. In addition, the Company has natural gas transportation agreements for approximately 150 TJ per day for Sheerness. The Company currently expects to use approximately 160 TJ per day on average and up to approximately 450 TJ per day during peak periods, while remarketing the excess capacity.
Long-Term Service Agreements
TransAlta has various service agreements in place, primarily for inspections, repairs and maintenance that may be required on natural gas facilities and turbines at various wind facilities.

TransAlta Corporation	F31

Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. The Company reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required. Refer to Note 37 of the 2024 audited annual consolidated financial statements for the current material outstanding contingencies. There were no material changes to the contingencies in the nine months ended Sept. 30, 2025.

20. Segment Disclosures
A. Description of Reportable Segments
The Company has six reportable segments as described in Note 1 of the Company's 2024 audited annual consolidated financial statements. The Gas reportable segment includes Heartland, which was acquired on Dec. 4, 2024. Refer to Note 4 of the 2024 audited annual consolidated financial statements for further details of the Heartland business acquisition and preliminary purchase price allocation. There were no adjustments made to the preliminary purchase price allocation as at Sept. 30, 2025.
The following tables provides each segment's results in the format that the TransAlta’s President and Chief Executive Officer (the chief operating decision maker) (CODM) reviews the Company's segments to make operating decisions and assess performance. The tables below show the reconciliation of the total segmented results and adjusted EBITDA to the statement of (loss) earnings reported under IFRS.
For internal reporting purpose, the earnings information from the Company's investment in Skookumchuck has been presented in the Wind and Solar segment on a proportionate basis. Information on a proportionate basis reflects the Company's share of Skookumchuck's statement of earnings on a line-by-line basis. Proportionate financial information is not and is not intended to be, presented in accordance with IFRS. Under IFRS, the investment in Skookumchuck has been accounted for as a joint venture using the equity method.

F32	TransAlta Corporation

B. Reported Adjusted Segment Earnings and Segment Assets
I. Reconciliation of Adjusted EBITDA to (Loss) Earnings before Income Tax

3 Months Ended Sept. 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	95	3	326	158	37	—	619	(4)	—	615
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	78	(12)	(10)	(8)	—	45	—	(45)	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	5	—	—	—	6	—	(6)	—
Revenues from Required Divestitures	—	—	(4)	—	—	—	(4)	—	4	—
Unrealized foreign exchange (gain) loss on commodity	—	—	(1)	—	1	—	—	—	—	—
Adjusted revenue	92	83	321	148	30	—	674	(4)	(55)	615
Fuel and purchased power	5	5	119	98	—	—	227	—	—	227
Reclassifications and adjustments:
Fuel and purchased power related to Required Divestitures	—	—	1	—	—	—	1	—	(1)	—
Adjusted fuel and purchased power	5	5	120	98	—	—	228	—	(1)	227
Carbon compliance costs	—	—	35	—	—	—	35	—	—	35
Adjusted gross margin	87	78	166	50	30	—	411	(4)	(54)	353
OM&A	14	28	64	20	13	41	180	(1)	—	179
Reclassifications and adjustments:
OM&A related to Required Divestitures	—	—	(2)	—	—	—	(2)	—	2	—
ERP integration costs	—	—	—	—	—	(6)	(6)	—	6	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(1)	(1)	—	1	—
Adjusted OM&A	14	28	62	20	13	34	171	(1)	9	179
Taxes, other than income taxes	—	5	5	2	—	1	13	(1)	—	12
Net other operating income	—	—	(11)	—	—	—	(11)	—	—	(11)
Adjusted EBITDA(2)	73	45	110	28	17	(35)	238
Depreciation and amortization										(135)
Equity loss										(1)
Interest income										7
Interest expense										(85)
Foreign exchange gain										3
Finance lease income										6
Fair value change in contingent consideration										3
Asset impairment charges										(27)
Gain on sale of assets and other										3
Loss before income taxes										(53)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F33

3 months ended Sept. 30, 2024	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	105	2	314	165	55	—	641	(3)	—	638
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	74	(5)	(8)	(3)	—	59	—	(59)	—
Decrease in finance lease receivable	—	—	5	—	—	—	5	—	(5)	—
Finance lease income	—	1	2	—	—	—	3	—	(3)	—
Unrealized foreign exchange loss on commodity	—	—	1	—	—	—	1	—	(1)	—
Adjusted revenues	106	77	317	157	52	—	709	(3)	(68)	638
Fuel and purchased power	4	5	100	104	—	—	213	—	—	213
Carbon compliance costs	—	—	40	1	—	—	41	—	—	41
Adjusted gross margin	102	72	177	52	52	—	455	(3)	(68)	384
OM&A	13	26	43	17	10	35	144	(1)	—	143
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(1)	(1)	—	1	—
Adjusted OM&A	13	26	43	17	10	34	143	(1)	1	143
Taxes, other than income taxes	—	5	3	1	—	1	10	—	—	10
Net other operating income	—	(3)	(10)	—	—	—	(13)	—	—	(13)
Adjusted EBITDA(2)(3)	89	44	141	34	42	(35)	315
Depreciation and amortization										(133)
Equity loss										(1)
Interest income										4
Interest expense										(83)
Foreign exchange loss										(6)
Finance lease income										3
Asset impairment charges										(20)
Gain on sale of assets and other										1
Earnings before income taxes										9
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(3)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.

F34	TransAlta Corporation

9 months ended Sept. 30, 2025	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	310	169	920	385	102	(66)	1,820	(14)	—	1,806
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(6)	182	27	4	(9)	—	198	—	(198)	—
Decrease in finance lease receivable	—	2	21	—	—	—	23	—	(23)	—
Finance lease income	—	4	13	—	—	—	17	—	(17)	—
Revenues from Required Divestitures	—	—	(11)	—	—	—	(11)	—	11	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	(1)	—	(2)	—	2	—
Adjusted revenue	304	357	969	389	92	(66)	2,045	(14)	(225)	1,806
Fuel and purchased power	16	24	388	247	—	2	677	—	—	677
Reclassifications and adjustments:
Fuel and purchased power related to Required Divestitures	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	16	24	386	247	—	2	675	—	2	677
Carbon compliance costs (recovery)	—	2	76	—	—	(68)	10	—	—	10
Adjusted gross margin	288	331	507	142	92	—	1,360	(14)	(227)	1,119
OM&A	40	82	188	55	28	135	528	(3)	—	525
Reclassifications and adjustments:
OM&A related to Required Divestitures	—	—	(5)	—	—	—	(5)	—	5	—
ERP integration costs	—	—	—	—	—	(16)	(16)	—	16	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(6)	(6)	—	6	—
Adjusted OM&A	40	82	183	55	28	113	501	(3)	27	525
Taxes, other than income taxes	2	15	15	3	—	2	37	(1)	—	36
Net other operating income	—	(4)	(33)	—	—	—	(37)	—	—	(37)
Reclassifications and adjustments:
Insurance recovery	—	2	—	—	—	—	2	—	(2)	—
Adjusted net other operating income	—	(2)	(33)	—	—	—	(35)	—	(2)	(37)
Adjusted EBITDA(2)	246	236	342	84	64	(115)	857
Depreciation and amortization										(431)
Equity income										2
Interest income										18
Interest expense										(266)
Foreign exchange loss										(18)
Finance lease income										17
Fair value change in contingent consideration										37
Asset impairment charges										(55)
Gain on sale of assets and other										2
Loss before income taxes										(99)
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F35

9 months ended Sept. 30, 2024	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	316	253	1,031	461	154	(34)	2,181	(14)	—	2,167
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	61	(86)	(28)	(5)	—	(61)	—	61	—
Decrease in finance lease receivable	—	1	14	—	—	—	15	—	(15)	—
Finance lease income	—	4	5	—	—	—	9	—	(9)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenues	313	319	963	433	149	(34)	2,143	(14)	38	2,167
Fuel and purchased power	13	22	339	316	—	—	690	—	—	690
Carbon compliance costs (recovery)	—	—	106	1	—	(34)	73	—	—	73
Adjusted gross margin	300	297	518	116	149	—	1,380	(14)	38	1,404
OM&A	39	70	131	50	29	105	424	(3)	—	421
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(8)	(8)	—	8	—
Adjusted OM&A	39	70	131	50	29	97	416	(3)	8	421
Taxes, other than income taxes	2	13	9	3	—	1	28	(1)	—	27
Net other operating income	—	(7)	(30)	—	—	—	(37)	—	—	(37)
Adjusted EBITDA(2)(3)	259	221	408	63	120	(98)	973
Depreciation and amortization										(388)
Equity income										3
Interest income										19
Interest expense										(232)
Foreign exchange loss										(12)
Finance lease income										9
Asset impairment charges										(26)
Gain on sale of assets and other										4
Earnings before income taxes										370
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(3)During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.

F36	TransAlta Corporation

21. Related-Party Transactions
Transactions with Associates
In connection with the exchangeable securities issued to Brookfield, the Investment Agreement entitles Brookfield to nominate two directors to the TransAlta Board. This allows Brookfield to participate in the financial and operating policy decisions of the Company, and as such, they are considered associates of the Company.
The Company may, in the normal course of operations, enter into transactions on market terms with associates that have been measured at exchange value and recognized in the condensed consolidated financial statements, including power purchase and sale agreements, derivative contracts and asset management fees. Transactions and balances between the Company and associates do not eliminate. Refer to Note 26 and 36 of the 2024 audited annual consolidated financial statements.
Transactions with Brookfield include the following:

	3 months ended Sept. 30		9 months ended Sept. 30
	2025	2024	2025	2024
Power sales	27	18	76	49

TransAlta Corporation	F37